                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission file number 333-48799

(Check One):

(X) Form 10-K and Form 10-KSB               ( ) Form 20-F              ( ) Form 11-K
( ) Form 10-Q and From 10-QSB               ( ) Form N-SAR


                       For Period Ended: December 31, 1999


( ) Transition Report on Form 10-K          ( ) Transition Report on From 20-F
( ) Transition Report on Form 11-K          ( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR


            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein


PART 1 - REGISTRANT INFORMATION

                            GRANT GEOPHYSICAL, INC.
                              (Name of registrant)

                                 16850 Park Row
                     (Address of Principal Executive Office)

                              Houston, Texas 77084
                           (City, State and Zip Code)


PART II - RULES 12b-25(b) and (c)

If the subject could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Registrant experienced delay in receipt of necessary financial information from one of its foreign subsidiaries to permit the timely filing of the Form 10-K for the year ended December 31, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


           THOMAS L. EASLEY                            (281) 398-9503
           ---------------------              --------------------------------
                 (Name)                       (Area code and telephone number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s)

                  (X) YES                     ( ) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  (X) YES                     ( ) NO

Registrant will report a net loss of approximately $45.8 million for the year ended December 31, 1999 compared to a net loss of approximately $7.7 million for the year ended December 31, 1998. The significant increase in the 1999 net loss compared to the 1998 net loss is primarily attributable to a decrease in revenues from 1998 ($175.5 million) to 1999 ($66 million). This sharp decrease and the related decrease in operating margins is due to continued softness in the seismic oil and gas services industry sector that resulted from the drop in oil prices in the fourth quarter, 1998.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made



                            GRANT GEOPHYSICAL, INC.
                  (Name of Registrant as Specified in Charter)


           has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



March 30, 2000                                   /s/ THOMAS L. EASLEY
--------------                                  -------------------------------
   (Date)                                            Thomas L. Easley
                                                     Executive Vice President -
                                                     Finance & Administration